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                                                                Exhibit (a)(102)

Western Resources(R)

John E. Hayes, Jr.
Chairman of the Board
and Chief Executive Officer

Dear KCPL Shareowner:

     Now, it is official!

     KCPL shareowners have rejected the proposed merger with UtiliCorp in convincing fashion. The official vote total shows only 38 percent of the KCPL shareowners voted in favor of the UtiliCorp proposal, a sound defeat.

     Now, it is time to bring this offer to merge to a conclusion. You are very important in deciding this issue. Individual shareowners such as you hold the majority of shares in KCPL. Your actions are necessary to bring this matter to a close as quickly as possible.

     Many KCPL shareowners have told us they want KCPL to be positioned well to compete in the changing energy environment and to continue to be financially strong, but joined with another financially strong company with diversified products. Western Resources has the only offer on the table to provide you with enhanced value and the vision to compete in the new energy marketplace. An overwhelming number of financial analysts who follow the industry have urged support for the Western Resources offer.

     We believe the best way to resolve the future of KCPL is for you to tender your shares to Western Resources now. We continue to offer $31 of Western Resources common stock and a projected dividend increase that is up to 45 percent greater than KCPL's current dividend.* We expect the transaction to close in 1997.

     You can tender your shares through a simple process and you do not give up any of your rights. All of your dividends will continue to come to you as they always have, and you will continue to vote your shares. Just follow Steps 1, 2, 3.

     Step 1. We are enclosing easy-to-understand information about the process. It is marked as DOCUMENT 1. It answers questions many of you have asked over the past few weeks about tendering your shares. Your broker can assist you with any questions you may have. You can also reach us anytime with questions through our Information Agent, Georgeson & Company, Inc., by calling toll-free at 1-800-223-2064.

     Step 2. You can learn more about Western Resources by referring to DOCUMENT 2.


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     Step 3. Please call your broker to instruct them that you wish to tender your shares to Western Resources. They will give you specific instructions to follow.

     Thank you for your time, attention and support in recent months. Let's finish what we have begun and work together in an innovative new company.

                                       Sincerely,


                                       /s/ John Hayes
                                       John E. Hayes, Jr.






 * Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

     This packet of information is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky or other laws require such offer be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc., by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.